Filed pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Filing Person: Corporate Property Associates 17 – Global Incorporated

Subject Company: Corporate Property Associates 17 – Global Incorporated

Commission File Number: 000-52891

You may have received a second unsolicited mini-tender offer by affiliates of MacKenzie Capital Management, LP (“MCM”) to purchase up to 1,000,000 shares of common stock of CPA®:17 – Global at a price of $8.71 per share, less cash distributions paid by CPA®:17 – Global after September 24, 2018. Neither CPA®:17 – Global nor W. P. Carey Inc. is associated with MCM or this unsolicited offer. WE DO NOT RECOMMEND OR ENDORSE MCM’S OFFER MCM is attempting a second offer at a slightly higher price. MCM’s current offer represents a 17% discount to CPA®:17 - Global’s estimated net asset value of $10.04 per share as of December 31, 2017. THE PROPOSED MERGER OF CPA®:17 – GLOBAL AND W. P. CAREY INC. As you may be aware, CPA®:17 – Global separately distributed proxy material to stockholders regarding the proposed merger of CPA®:17 – Global and W. P. Carey Inc. (NYSE: WPC). We currently expect that the proposed merger will close on October 31, 2018. • We are proposing to combine the companies because we believe the merger will provide liquidity for CPA®:17 – Global stockholders as well as the opportunity for CPA®:17 - Global stockholders to continue their investment in a similar company, on a tax-deferred basis, receiving income in the form of quarterly dividends and participating in the potential upside of a publicly traded REIT. • In the merger, CPA®:17 – Global stockholders will receive 0.160 shares of W. P. Carey common stock for each share of CPA®:17 – Global stock owned. • If you sell your CPA®:17 – Global shares to MCM, you will not be entitled to the merger consideration. The proposed merger is subject to various closing conditions, including approvals by CPA®:17 – Global stockholders and W. P. Carey stockholders, and cannot be assured. The Board believes that the proposed merger is advisable and in the best interests of CPA®:17 – Global and its stockholders. For further information regarding the proposed merger, please see the related materials available on CPA®:17 – Global’s website at www.cpa17global.com. While the Board has concluded that the proposed merger is in the best interests of CPA®:17 – Global’s stockholders as a whole, the Board cannot be aware of personal circumstances that might cause any individual stockholder to elect to accept the offer by MCM. Therefore, the Board of Directors of CPA®:17 – Global takes no position and remains neutral with respect to MCM’s offer. PLEASE CONTACT THE INVESTOR RELATIONS DEPARTMENT AT 1-800-WP CAREY (800-972-2739) OR IR@WPCAREY.COM WITH ANY QUESTIONS. If you are considering selling your CPA®:17 – Global shares to MCM, please remember that, once you return signed tender offer documents and they are accepted by MCM, your decision is FINAL – they will NOT allow you to change your decision to sell your shares. Please consult your financial and tax advisors before making any decisions affecting your investment. 1-800-WP CAREY • www.cpa17global.com • IR@wpcarey.com

50 Rockefeller Plaza | New York, NY 10020 Cautionary Statement Concerning Forward-Looking Statements: Certain of the matters discussed in this communication constitute forward-looking statements within the meaning of the Securities Act of 1933 and the Securities Exchange Act of 1934, both as amended by the Private Securities Litigation Reform Act of 1995. The forward-looking statements include, among other things, statements regarding intent, belief or expectations and can be identified by the use of words such as “may,” “will,” “should,” “would,” “assume,” “outlook,” “seek,” “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate” “forecast,” and other comparable terms. These forward-looking statements include, but are not limited to, statements regarding the benefits of the proposed merger, the financial position and capitalization of the combined company and the expected timing of completion of the merger. These statements are based on current expectations and actual results could be materially different from those projected in such forward-looking statements. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. Discussions of some of these important factors and assumptions are contained in the Joint Proxy Statement Prospectus and in W. P. Carey’s and CPA®:17 – Global’s filings with the SEC which are available at the SEC’s website at www.sec.gov, including: Risk Factors in the Joint Proxy Statement/Prospectus, each company’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent periodic reports filed with the SEC. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Except as required under the federal securities laws and the rules and regulations of the SEC, W. P. Carey and CPA®:17 – Global do not undertake any obligation to release publicly any revisions to the forward-looking statements to reflect events or circumstances after the date of this communication or to reflect the occurrence of unanticipated events. Additional Information and Where to Find It: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of the Joint Proxy Statement/Prospectus. WE URGE INVESTORS TO READ THE JOINT PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED BY CPA®:17 – GLOBAL AND W. P. CAREY, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT W. P. CAREY, CPA®:17 – GLOBAL AND THE PROPOSED MERGER. INVESTORS ARE URGED TO READ THESE DOCUMENTS CAREFULLY AND IN THEIR ENTIRETY. Investors are able to obtain these materials and other documents filed with the SEC free of charge at the SEC’s website (http://www. sec.gov). In addition, these materials are available free of charge by accessing W. P. Carey’s website (http://www.wpcarey.com) or by accessing CPA®:17 – Global’s website (http://www.cpa17global.com). Investors may also read and copy any reports, statements and other information filed by W. P. Carey or CPA®:17 – Global, with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room. Participants in the Proxy Solicitation: Information regarding W. P. Carey’s directors and executive officers is available in its proxy statement filed with the SEC by W. P. Carey on April 3, 2018 in connection with its 2018 annual meeting of stockholders, and information regarding CPA®:17 – Global’s directors and executive officers is available in its proxy statement filed with the SEC by CPA®:17 – Global on April 20, 2018 in connection with its 2018 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the Joint Proxy Statement/Prospectus and other relevant materials filed by W. P. Carey on August 28, 2018, and other relevant materials filed with the SEC. IF YOU ARE CONSIDERING SELLING YOUR SHARES OF CPA®:17 – GLOBAL TO MACKENZIE REALTY CAPITAL, INC., PLEASE READ THIS POSTCARD